OPHTHALMIC IMAGING SYSTEMS	www.oisi.com
221 Lathrop Way, Suite I	main 800.338.8436
Sacramento, CA 95815	fax 916.646.0207

March 20, 2009

Via Edgar and Courier

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attention: Peggy Fisher, Assistant Director

Re:	Ophthalmic Imaging Systems
Registration Statement on Form S-4
File No. 333-150915

Dear Ms. Fisher

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the Securities and Exchange Commission (the “SEC”) for an order permitting Ophthalmic Imaging Systems (the “Registrant”), to withdraw its Registration Statement on Form S-4 (File No. 333-150915), initially filed by the Registrant on May 14, 2008 and amended on July 21, 2008 (the “Registration Statement”).

The Registration Statement has not been declared effective and no shares have been sold pursuant to the Registration Statement. Such withdrawal is requested, as the merger agreement of the Registrant with MediVision Medical Imaging Ltd. (“MediVision”) setting forth the terms of the contemplated merger between the Registrant and MediVision has been terminated effective March 16, 2009. The Registrant respectfully requests that, in accordance with the provisions of Rule 477 under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Elizabeth Cho, the Registrant’s outside counsel, at (212) 704-6057.

Sincerely,

OPHTHALMIC IMAGING SYSTEMS

By:	/s/ Ariel Shenhar
Name:	Ariel Shenhar
Title:	Chief Financial Officer